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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is a presentation to Compaq employees by Michael Capellas, Chairman and CEO of Compaq, which was posted on the Compaq internal intranet on October 9, 2001:

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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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COMPAQ
Inspiration Technology

MICHAEL CAPELLAS

Chairman and Chief Executive Officer
Compaq Computer Corporation

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COMPAQ

THE MERGED COMPANY WILL BE:

o      Financially strong and stable
o      The leader in product innovation
o      Capable of consistent growth

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COMPAQ

WHAT CHANGES

o More balanced revenue stream
o Improved cost model and stable earnings
o Critical mass in growth areas
o Increased enterprise sales coverage

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COMPAQ

MARKET REVENUE GROWTH
2002 PROJECTIONS

[BAR GRAPH]

Enterprise Storage  11%
Industry-Standard Servers  10%
Total Services  12%
High-Availability Servers 7%
UNIX  8%
Handhelds  9%
Total PCs  -5%

Source: IDC 2001; Gartner Group; Harvard Research Group 2001


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COMPAQ

SIGNIFICANT PROFIT POTENTIAL
PRO-FORMA FINANCIAL SUMMARY, CALENDAR 2000


             Compaq    HP   Synergies  Pro-Forma

REVENUE      $42.4   $49.0               $91.4

OP INCOME     $2.5    $3.9    $2.5        $8.8

HEADCOUNT    62,000  85,000 (15,000)    135,000


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COMPAQ

MORE BALANCED REVENUE MIX

[3 PIE CHARTS]

HP

Services  19%
Imaging & Printing  41%
Access  21%
Enterprise 19%

TOTAL: $47 BILLION


COMBINED

Services  19%
Imaging & Printing  22%
Access  33%
Enterprise 26%

TOTAL: $87 BILLION


COMPAQ

Services  18%
Access  48%
Enterprise 34%

TOTAL: $40 BILLION


*All data based on estimated trailing four quarters. Source: SEC filings, press releases, and company estimates

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COMPAQ

[chart]


OPERATING MODEL

                    Pro Forma     Long-term
                     Combined*      Target        Comments
REVENUE GROWTH                                    AT/ABOVE INDUSTRY GROWTH
                                                  BY SEGMENT
                                 AS % OF SALES

Gross Margin          24.9%         25-27%       mix, utilization, synergies

Operating Expenses    20.1%         15-17%       reflects synergies

Operating Margin       4.8%          8-10%

Net Margin             4.1%          6-7%        reflects blended tax rate


* based on trailing four quarters; excludes one-time charges

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COMPAQ

MERGER BREAKDOWN

[4 PIE CHARTS]

EMPLOYEES

Compaq  40%
HP      60%


OP PROFIT - CY2000

Compaq  40%
HP      60%


BOARD

Compaq  5
HP      8


MARKET CAP

Compaq  39%
HP      61%


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COMPAQ

WHAT THE FUTURE LOOKS LIKE
TECHNOLOGY VIEW

[graphics]

Infrastructure

Content delivery

OpenSAN

Access

Commercial applications

Access

Enterprise data store

Data mining & simulation

Application integration [graphic]

Imaging & Printing


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COMPAQ

WHAT THE FUTURE LOOKS LIKE
TECHNOLOGY VIEW

[graphics]

INFRASTRUCTURE

Enterprise data store
Data mining & simulation

              EXTENDED WITH SERVICES AND SOLUTIONS

Content delivery
Application
Commercial applications
Imaging & Printing
Access

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COMPAQ

CALL TO ACTION
UNTIL THE MERGER IS COMPLETE

o Customer focus
  - Improve customer satisfaction
  - Increase customer touch

o Competitor focus
  - Increase market share
  - Maintain profitability

o Community focus
  - Support those in need
  - Commitment to help each other

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COMPAQ

OUR OPPORTUNITY

o      Define the industry
o      Create a new generation IT partner
o      Establish undisputed leadership in innovation
o      Expand opportunities for employees


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COMPAQ